Micrel, Inc. 2180 Fortune Dr. San Jose, CA 95131	TEL (408) 944-0800 FAX (408) 474-1077

July 7, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:	Geoff Kruczek, Senior Counsel
Louis Rambo, Attorney

Re:	Micrel, Incorporated
Form 10-K for the fiscal year ended December 31, 2009
Filed March 5, 2010
File No. 001-34020

Dear Mr. Kruczek:

The following is in response to the letter from the Securities and Exchange Commission Staff (the “Staff”) to Micrel, Incorporated (the “Company”, “Micrel”, “we” or “us”) dated as of June 23, 2010.  Your comments are included for reference, along with the Company’s response to those comments.

Item 1.  Business, page 3

1.	Please provide the disclosure required by Item 101(c)(1)(i) of Regulation S-K in applicable future filings. For example, disclose the “sales mix by product area” mentioned during management’s fourth quarter earnings call. Also ensure that the disclosure you provide pursuant to Item 303 of Regulation S-K in applicable future filings clearly explains how such “sales mix” impacts your results of operations. For example, it is unclear to what “sales mix of lower margin products” you are referring on page 35, and how that mix impacted your gross profit for the period you discuss.

Micrel will provide the disclosure required by Item 101(c)(1)(i), including the sales mix by product area information mentioned during management’s earnings call, in applicable future filings.  Furthermore, Micrel will more clearly disclose how our sales mix impacts our results of operations as applicable in future filings.  For example, the “sales mix of lower margin products” referred to in your question was due to relatively higher volumes of products sold into consumer-related markets which typically have lower margins than products sold into industrial markets.

Item 11. Executive Compensation, page 42

2.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe in detail the process you undertook to reach that conclusion.

The Company’s vice president of human resources and finance, human resources manager and general counsel (“Management”) performed an assessment of the Company’s compensation policies and practices.  The assessment covered the compensation policies and practices of the Company as a whole, including:

(a)	whether any of the Company’s business units:
	i.	carry a significant portion of the Company’s risk profile;
	ii.	have compensation that is structured differently from other business units;
	iii.	is significantly more profitable than other units,
	iv.	has compensation which is a significant percentage of the unit’s revenues; and

(b)	whether the Company’s compensation programs and policies as a whole:
	i.	have an appropriate mix of short-term and long-term incentives;
	ii.	have a balance between financial and non-financial goals;
	iii.	have incentives which are aligned to shareholder value;
	iv.	are reviewed at the board of directors level; and
	v.	have payout ranges that are appropriately bounded.

Management also reviewed each of the Company’s compensation programs and identified the key terms of these programs, potential concerns regarding risks associated with the programs and specific risk-mitigating factors or controls.  This review included the following factors and associated risks:

(a)	short-term targets;
(b)	targets based on a single metric;
(c)	targets with metrics that can be easily manipulated;
(d)	lump-sum payments;
(e)	immediate vesting;
(f)	payment upon completion without regard to quality or revenue or income; and
(g)	highly compensated employee participants.

The findings of the assessment indicated that the Company’s compensation programs are designed and administered with an appropriate balance of risk and reward in relation to the Company’s overall business strategy and do not encourage employees to take unnecessary or excessive risks.  Based on the assessment, Management concluded that the Company’s compensation polices and practices are not reasonably likely to have a material adverse effect on the Company, and communicated accordingly with the Company’s board of directors.

The Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  comments from the Staff or change to the disclosure in response to the Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any  action with respect to the filing; and

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any additional comments to the undersigned via facsimile at (408) 474-1077.  Please do not hesitate to contact me at (408) 474-3654 or the Company’s General Counsel, Colin Sturt, at (408) 474-1236 if you have any questions.

Very truly yours,

/s/ Clyde R. Wallin
Clyde R. Wallin
Chief Financial Officer
Micrel, Incorporated

cc:     Raymond Zinn, President and Chief Executive Officer
          Colin Sturt, General Counsel